UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

On November 22, 2021, Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced interim clinical results from the investigator-initiated phase 1-2 study at The University of Texas MD Anderson Cancer Center, evaluating cbNK cells pre-complexed with Affimed’s innate cell engager (ICE®) AFM13.

The text above shall be be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-227933), Form F-3 (Registration Number 333-251648), Form F-3 (Registration Number 333-260946) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on November 22, 2021.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated November 22, 2021